UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 1*)

FIRST CONSULTING GROUP, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

31986R103

(CUSIP Number)

David S. Lipson

771 Eagle Farm Road

Villanova, PA 19085 USA

(610) 722-5435

(Name, address and telephone number of Person Authorized to

Receive Notices and Communications)

With a Copy to:

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, Pennsylvania 19103-2793

(215) 994-4000

Attention: Barton J. Winokur, Esquire

Attention: David S. Denious, Esquire

February 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31986R103	Page 2 of 6 Pages

SCHEDULE 13D

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Person (entities only) David S. Lipson

2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑

3)	SEC Use Only

4)	Source of Funds (See Instructions) N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7) Sole Voting Power 0 8) Shared Voting Power 12,000 9) Sole Dispositive Power 12,000 10) Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11) 0%

14)	Type of Reporting Person (See Instructions) IN

CUSIP NO. 31986R103	Page 3 of 6 Pages

This Amendment No. 1 amends and supplements the Statement on Schedule 13D (as amended and supplemented, the “Schedule 13D”) filed with the Securities and Exchange Commission on March 13, 2001 by David S. Lipson, an individual citizen of the United States of America, relating to the Common Stock, par value $.001 per share (the “Common Stock”) of First Consulting Group, Inc., a Delaware corporation (the “Company”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D relates to the private sale by David S. Lipson, an individual citizen of the United States, of shares of Common Stock of the Company, whose principal executive offices are located at 111 West Ocean Boulevard, 4th Floor, Long Beach, CA 90802.

Item 2.	Identity and Background

The first paragraph of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Prior to execution of the Stock Repurchase Agreement as more fully described below, David S. Lipson, an individual citizen of the United States of America, was a director of the Company. Mr. Lipson is a private investor and Information Technology consultant with the following business address: 771 Eagle Farm Road, Villanova, PA 19085.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable in that transaction involved the sale and not the acquisition of securities.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding at the end thereto the following:

Pursuant to the Stock Repurchase Agreement, dated February 27, 2004 (the “Stock Repurchase Agreement”), between David S. Lipson and the Company, the Company repurchased all outstanding shares of Common Stock of the Company held by Mr. Lipson. The Company also purchased any in-the-money options to purchase shares of Common Stock of the Company held by Mr. Lipson.

As a result of the transactions above-described, Mr. Lipson resigned from the Board of Directors of the Company effective as of February 27, 2004.

12,000 out-of-the-money options held by Mr. Lipson will remain outstanding and may only be exercised on or before the first anniversary of the Stock Repurchase Agreement. In accordance with the terms of the Stock Repurchase Agreement, upon receipt of Mr. Lipson’s notice of exercise, the Company will repurchase such options and pay to Mr. Lipson the difference between the exercise price and the then fair market value of shares of Common Stock issuable.

Mr. Lipson also granted the Board of Directors of the Company an irrevocable proxy for any securities of the Company that Mr. Lipson owns or acquires after the repurchase of shares pursuant to the Stock Repurchase Agreement.

CUSIP NO. 31986R103	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On February 27, 2004, pursuant to the Stock Repurchase Agreement, Mr. Lipson sold to the Company an aggregate of 1,962,400 shares of Common Stock of the Company for $7.50 per share and at such time ceased to be a beneficial owner of more than five percent of Common Stock of the Company. As a result of the consummation of the transactions contemplated by the Stock Repurchase Agreement, Mr. Lipson no longer owns any Common Stock of the Company. However, Mr. Lipson continues to own options to purchase 12,000 shares of Common Stock of the Company, representing less than one percent of the issued and outstanding shares of Common Stock of the Company. Except with respect to transactions reported herein, Mr. Lipson has not effected any transaction with respect to shares of Common Stock of the Company in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following paragraph after the first paragraph:

In connection with Mr. Lipson’s private sale of shares of Common Stock of the Company, Mr. Lipson entered into the Stock Repurchase Agreement with the Company. The Stock Repurchase Agreement contains, among other provisions, a provision which waives any restrictions on the transfer of shares of Common Stock of the Company by Mr. Lipson under the Affiliate Agreement. The Stock Repurchase Agreement is filed as Exhibit 1 hereto and incorporated herein by reference. The description of the terms of the Stock Repurchase Agreement provided herein are qualified in their entirety by reference to the copy of the Stock Repurchase Agreement attached hereto.

In consideration of the Stock Repurchase Agreement, Mr. Lipson granted to the Board of Directors of the Company an irrevocable proxy for any of the Company’s securities that Mr. Lipson owns or acquires after the closing of the transactions contemplated thereby.

Item 7.	Material to Be Filed as Exhibits

(1)	Stock Repurchase Agreement, dated February 27, 2004, between First Consulting Group, Inc. and David S. Lipson.

(2)	Press Release of First Consulting Group, Inc., dated February 27, 2004, announcing the repurchase of David S. Lipson’s equity interests in and his resignation from the Board of Directors of First Consulting Group, Inc.

CUSIP NO. 31986R103	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2004

/s/ DAVID S. LIPSON

David S. Lipson

CUSIP NO. 31986R103	Page 6 of 6 Pages

EXHIBIT INDEX

No.	Description

(1)	Stock Repurchase Agreement, dated February 27, 2004, between First Consulting Group, Inc. and David S. Lipson.

(2)	Press Release of First Consulting Group, Inc., dated February 27, 2004, announcing the repurchase of David S. Lipson’s equity interests in and his resignation from the Board of Directors of First Consulting Group, Inc.